[WESTERN FOREST PRODUCTS LOGO]

WESTERN FOREST PRODUCTS INC. 435 Trunk Road Duncan, British Columbia Canada V9L 2P9 Telephone: 250 748 3711 Facsimile: 250 748 6045

Western Forest Products Inc.

FOR IMMEDIATE RELEASE TSX: WEF

Western Announces Attendance at CIBC World Markets 2005 Institutional Investor Conference

February 16, 2005 - Duncan, British Columbia. Reynold Hert, Chief Executive Officer of Western Forest Products Inc. (“Western Forest”, “we” or “our”) announced today that the company will attend the upcoming CIBC World Markets 2005 Institutional Investor Conference being held tomorrow in Whistler, B.C. We will be providing an overview and update of our current operations and areas of future focus through a slide presentation scheduled for 11:10 a.m.(PST) on February 17, 2005. The slide presentation will be made available on our website at www.westernforest.com prior to the presentation and will thereafter be archived on our website. A copy of our slide presentation may also be obtained from our corporate secretary.

About Western Forest:

Western Forest is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western Forest and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. Over 95% of Western Forest’s logging is conducted on government owned timberlands in British Columbia. All of Western Forest’s operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

Additional Information:

Additional information about Western Forest, including its third quarter financial statements and management’s discussion and analysis, is available at www.sedar.com under the company name. In addition, information about the operation of our business by Doman Industries Limited (“Doman”), including the information circular and proxy statement prepared in connection with its CCAA proceedings and Doman’s Form 20-F, is available at www.sedar.com under Doman’s name.

Forward Looking Statements

This press release and the documents referenced herein contains statements that are forward-looking in nature. Those statements appear in a number of places therein and include statements regarding the intent, belief or current expectations of Western Forest, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western Forest. Such statements may be indicated by words such as “estimate”, “expect”, “intend”, “believes” and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western Forest’s products, industry production levels, the ability of Western Forest to execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained under “Risks and Uncertainties” section of Western Forest’s third quarter management’s discussion and analysis identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western Forest or persons acting on behalf of Western Forest are expressly qualified in their entirety by the foregoing cautionary statements. Western Forest does not expect to update forward-looking statements as conditions change.

For further information contact: Reynold Hert 250 715 2207 Paul Ireland 250 715 2209